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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549
                               ----------------
                                SCHEDULE 14D-9
                                (RULE 14D-101)
                RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------
                   CHESAPEAKE BIOLOGICAL LABORATORIES, INC.
                           (Name of Subject Company)

                               ----------------
                   CHESAPEAKE BIOLOGICAL LABORATORIES, INC.
                     (Name of Person(s) Filing Statement)




                      CLASS A COMMON STOCK, $.01 PAR VALUE
                     Series A-1 Convertible Preferred Stock
                   Warrants to Purchase Class A Common Stock
                        (Title of Class of Securities)




                                   165146101
                     (CUSIP Number of Class of Securities)





                                THOMAS P. RICE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                   CHESAPEAKE BIOLOGICAL LABORATORIES, INC.
                            CAMDEN INDUSTRIAL PARK
                            1111 SOUTH PACA STREET
                        BALTIMORE, MARYLAND 21230-2591
                                 410-843-5000

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)




[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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ITEM 1. SUBJECT COMPANY INFORMATION.

     The name of the subject company is Chesapeake Biological Laboratories, Inc., a Maryland corporation. The address of the principal executive offices of Chesapeake Biological Laboratories, Inc. is Camden Industrial Park, 1111 South Paca Street, Baltimore, Maryland 21230-2591. The telephone number at its principal executive offices is 410-843-5000.

     The titles of the classes of equity securities to which this Recommendation Statement relates are Chesapeake Biological Laboratories, Inc.'s
(a) class A common stock, $.01 par value per share, (b) series A-1 convertible preferred stock, par value $.01 at a purchase price and (c) warrants to purchase common stock. As of November 14, 2000, 5,893,030 shares of Chesapeake class A common stock, 14,511 shares of series A-1 convertible preferred stock and warrants to purchase 123,370 shares of class A common stock were outstanding.


ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

     The filing person is Chesapeake Biological Laboratories ("Chesapeake"). Chesapeake's name, business address and business telephone number are set forth above in Item 1.

     This Recommendation Statement relates to the tender offer by AC Acquisition Subsidiary, Inc., a Maryland corporation and a wholly-owned subsidiary of Cangene Corporation, a Canadian corporation located at 3403 American Drive, Units 3/4, Mississauga, Ontario, Canada, L4V 1T4, to purchase all of the outstanding shares of Chesapeake's (a) class A common stock at a purchase price of $4.60 per share, (b) series A-1 convertible preferred stock at a purchase price of $4.60 multiplied by the number of shares into which the preferred stock is convertible and (c) warrants to purchase common stock at a purchase price of $4.60 multiplied by the number of shares of common stock for which the warrant is then exercisable, net of the exercise price, each, net to the seller in cash, on the terms and subject to the conditions described in AC Acquisition Subsidiary's Offer to Purchase, dated November 17, 2000, included in its Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission and the related Letter of Transmittal.

     The offer is being made pursuant to a Merger Agreement, dated October 30, 2000, among Chesapeake, Cangene Corporation ("Cangene") and AC Acquisition Subsidiary ("AC Acquisition"). The merger agreement provides for AC Acquisition to make and complete the tender offer, subject to the conditions set forth in the merger agreement and, as soon as practicable following the satisfaction or waiver of the conditions set forth in the merger agreement, for the merger of AC Acquisition with and into Chesapeake, which will become a wholly-owned subsidiary of Cangene. At the effective time of the merger, each share of Chesapeake common stock then outstanding (other than shares held by Cangene, AC Acquisition or any other subsidiary of Cangene) will be converted into the right to receive $4.60 in cash. A copy of the merger agreement is included as an exhibit to AC Acquisition's Schedule 13D filed November 9, 2000 and is incorporated herein by reference.

     In addition to the merger agreement, Chesapeake and AC Acquisition entered into an option agreement, dated October 30, 2000. The option agreement permits AC Acquisition to purchase from Chesapeake up to 50,000 shares of series B preferred stock at an aggregate purchase price of $2,500,000, after the closing of the tender offer, if AC Acquisition has accepted for purchase at least a majority of the issued and outstanding common stock (giving effect to the conversion of all outstanding shares of the series A-1 convertible preferred stock and the exercise of all outstanding warrants). Each share of series B preferred stock will be entitled to 1,000 votes on any matter presented to the stockholders of Chesapeake. The series B preferred stock will have a liquidation preference of $50.00 per share and will be entitled to only such dividends as are declared and paid on the common stock of Chesapeake, in the same amount per share. The series B preferred stock is not convertible. Under the option agreement, the option will not be exercisable if the merger agreement is terminated. The option will also not be exercisable without stockholder approval if Chesapeake's counsel advises it that the Nasdaq National Market rules require stockholder approval of the option. Upon the exercise of this option, Cangene would be entitled to cast 90% of the votes entitled to be cast on a merger.


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ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     As of the date of this Recommendation Statement, except as described below, Chesapeake is not aware of any material agreement, arrangement or understanding or any actual or potential conflicts of interest between Chesapeake or its affiliates and Chesapeake's executive officers, directors or affiliates.

     Merger Agreement, Option Agreement and Related Agreements. The summaries of the merger agreement and the option agreement contained in the offer to purchase of AC Acquisition, which is being mailed to shareholders together with this Recommendation Statement, are incorporated herein by reference.

     Treatment of Options. At or immediately prior to the effective time of the merger, vested options held by any current or former employee or director to purchase shares of Chesapeake common stock that have an exercise price below $4.60 will be converted into the right to receive the difference, in cash, between the per share exercise price of the option and $4.60 multiplied by the number of shares for which the option is then exercisable. Options that have an exercise price below $4.60 per share but which are not fully vested will become the right to receive the difference, in cash, between the per share exercise price of the option and $4.60, multiplied by the number of shares for which the option is exercisable on the applicable vesting date, provided the holder of the option complies with the other terms of the option agreement, including remaining employed by Chesapeake. All options with exercise prices above $4.60 per share will be cancelled as a result of the merger. Please see the Information Statement which is attached hereto as Annex B for information relating to ownership of options to acquire shares of Chesapeake's common stock by Chesapeake's executive officers and directors.

     Performance Bonuses. In light of previous salary deferrals and performance during their tenure at Chesapeake, Chesapeake's board of directors has granted bonuses to Thomas P. Rice and John Botek of $681,152 and $507,500, respectively. The bonuses are payable after the closing of the tender offer. Additionally, the board has declared that as of December 15, 2000, all stock options owned by Messrs. Rice and Botek will vest fully, that the restrictions on the restricted stock owned by them will lapse and the loans to purchase the restricted stock will be forgiven.

     Thomas Rice and John Botek Employment Agreements. Concurrently with execution of the Merger Agreement Chesapeake entered into new employment agreements with Messrs. Rice and Botek (each, an "Executive") in order to provide Chesapeake, as the surviving corporation, with continuity of management. The following is a summary of the material provisions of the employment agreements, each of which is filed as an exhibit to the Schedule TO filed by AC Acquisition on November 17, 2000. This summary is qualified in its entirety by reference to the employment agreements, each of which is incorporated by reference in this Recommendation Statement.

     Each employment agreement provides that the Company will continue to employ the Executive, and the Executive will continue in the employ of the Company, subject to the terms and conditions of the employment agreement, for two years after the merger becomes effective. The employment agreements will automatically renew for one year periods unless either the Executive or Chesapeake gives 120 days prior written notice. Under the employment agreements, Messrs. Rice and Botek are entitled to receive (i) an annual base salary equal to $200,00 and $160,000, respectively, a discretionary annual bonus (which may include grants of stock options under Cangene's incentive stock option plan) consistent with bonus compensation for senior executives of Cangene, and (iii) benefits comparable to those provided to other executive officers of Chesapeake.

     Each Executive's employment with Chesapeake may be terminated, among other things, (i) by Chesapeake for cause or without cause; (ii) by Chesapeake if Chesapeake determines in good faith that the Executive has become disabled; or
(iii) by the Executive if, without the Executive's written consent, (A) the Executive's duties are substantially diminished or duties or responsibilities materially inconsistent with the Executive's position and duties described in his employment agreement are assigned to the Executive, (B) the Executive's annual base salary is reduced, (C) the Executive is relocated outside of the Baltimore metropolitan area, (D), in the case of Mr. Rice, Chesapeake fails to elect the Executive to the Board of Directors, (E) if Chesapeake breaches the employment agreement, or (F) the occurrence of a change of control of Chesapeake (exclusive of the change in control contemplated by the offer and the merger agreement).



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


     Messrs. Rice and Botek are each entitled to continue to receive any unpaid amounts under the employment agreement if Chesapeake terminates the Executive without cause or if Executive terminates employment with good reason. Additionally, upon any such termination, Executives unvested stock options will vest and remain exercisable for 30 days after termination.

     The employment agreements also provide that during their terms and for a period of one year after the expiration or termination of the employment period the Executive will not, directly or indirectly, (i) engage in any activity competitive with the business of Chesapeake, Cangene or any of their affiliates, (ii) solicit customers of Chesapeake or Cangene, or (iii) solicit employees of Chesapeake.

     Each Executive has further agreed to keep confidential all trade secrets and confidential or proprietary information of Chesapeake, Cangene and their affiliates.

ITEM 4. THE RECOMMENDATION.

     Recommendation of The Chesapeake Board of Directors. The Chesapeake board of directors, at a meeting held on October 12, 2000, determined that the offer and the merger are fair to and in the best interests of Chesapeake and the Chesapeake stockholders. The board of directors unanimously approved and declared advisable the merger agreement and the transactions contemplated thereby, including the issuance of the option, the tender offer and the merger. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE CHESAPEAKE BIOLOGICAL LABORATORIES STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF CHESAPEAKE BIOLOGICAL LABORATORIES COMMON STOCK IN THE OFFER.

     Reasons for the Recommendation of the Board of Directors. In reaching its recommendation, the board of directors considered a number of factors, including the factors set forth below.

  o Need to Expand Operations to Increase Revenues. At the beginning of 2000, Chesapeake's board of directors determined that to remain competitive in the market of contract manufacturing of commercial quantities of pharmaceuticals and biopharmaceuticals, Chesapeake would have to expand its production capacity so that it could meet the needs of customers with products entering full commercial production. To do so, Chesapeake would require significantly greater capital resources for larger scale production equipment and to satisfy regulatory requirements.

  o Insufficient Capital to Accomplish Expansion. In early 2000, Chesapeake's board of directors concluded that:

     o Chesapeake's existing capital was insufficient to fund the capital expenditures necessary to increase Chesapeake's production capacity;

     o A gradual increase in capacity could be funded from existing capital and expected operating cash flow, but could not be funded quickly enough for Chesapeake to remain competitive in the market;

     o A debt financing on acceptable terms was not feasible;

     o The market price of Chesapeake's common stock ranged, in thin trading, from $2.25 to $3.563 in the last calendar quarter of 1999. Raising sufficient equity capital, if possible, would cause substantial dilution to existing stockholders and, therefore, would not be in the best interests of the stockholders; and

     o Chesapeake should seek a strategic or merger partner that could provide the capital resources necessary to expand Chesapeake's production capacity and thereby enhance Chesapeake's prospects for growth.

  o Search for Strategic Partner -- No Superior Proposals. In January and February 2000, management and Chesapeake's board of directors met with Arnhold and S. Bleichroeder, Inc. ("A&SB").



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    o  On March 22, 2000 Chesapeake engaged A&SB as its financial advisor to assist in evaluating and exploring Chesapeake's strategic alternatives and seeking a strategic alliance or merger partner.

    o Beginning in April 2000, A&SB contacted more than 80 companies to ascertain their possible interest in a strategic alliance or an acquisition of Chesapeake.

    o Twenty-one of the contacted companies signed confidentiality agreements and reviewed information about Chesapeake.

    o Chesapeake's management made oral presentations to six of these companies about Chesapeake's business, financial condition and prospects.

    o Of the six companies to whom Chesapeake presented, only Cangene made an offer to acquire or partner with Chesapeake.

o Fairness Opinion of Arnhold and S. Bleichroeder, Inc. A&SB made a presentation and delivered its opinion that, as of October 12, 2000, the $4.60 in cash per share to be received by Chesapeake stockholders in the tender offer and the merger is fair to the stockholders from a financial point of view. A copy of the opinion is attached hereto as Annex A. The board was aware that A&SB becomes entitled to the fee described in Item 5 below upon consummation of the tender offer.

o Timing of Completion. Chesapeake's board of directors considered the anticipated timing of the closing of the transactions in the merger agreement, including the structure of the transactions as a cash tender offer for all of the shares of Chesapeake common stock, which should allow stockholders to receive the consideration earlier than in an alternative form of transaction, followed by the merger in which stockholders who did not tender their shares in the offer will receive the same consideration as received by stockholders who tendered their shares in the offer.

o Value of Shares. Chesapeake's common stock is thinly traded and has a relatively small public float. Therefore, any material trading in the stock has tended to have a significant effect on the market price of the stock. The range of the closing prices of the stock from the third quarter of 1999 through November 14, 2000 was $2.375 per share to $6.50 per share. The board of directors believes that using traditional valuation methods, Chesapeake's operating performance would not necessarily justify the higher prices at which the stock occasionally traded. Further, the ability to sell at those higher prices was not in the past, and not likely to be in the future, available to a significant number of the Company's stockholders. Using traditional valuation methods, and recognizing that the tender offer and merger gives all stockholders an opportunity to participate both the board of directors and A&SB have concluded that the price of $4.60 is fair to the stockholders from a financial point of view.

o Other Matters. Other aspects of the offer from Cangene that the board of directors considered in making its decision include Cangene's stated intention to continue to operate Chesapeake from its current facilities and to continue operating with essentially the same staff.

The above paragraphs include the material factors the board of directors considered. The board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors it considered. After weighing all of these considerations, the board unanimously approved and declared the merger agreement advisable and recommends to the Chesapeake stockholders that they tender their shares in the offer.

     Intent to Tender. To the best knowledge of Chesapeake, each executive officer, director, affiliate and subsidiary of Chesapeake who holds of record or beneficially any of Chesapeake's class A common stock, series A-1 preferred stock and warrants to purchase common stock intend to tender such securities into the offer. Eleven of Chesapeake's stockholders, including all members of the board of directors and all executive officers have entered into a stockholders agreement with AC Acquisition and Cangene, agreeing to:



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    o  Tender all shares of class A common stock, series A-1 preferred stock and warrants to purchase common stock held of record or beneficially owned by them in the tender offer;

    o Vote in favor of approval of the merger, if a stockholder vote is necessary;

    o Vote against any action or agreement that would impede, interfere with or prevent the tender offer or the merger;

    o Vote against any action or agreement that would cause a breach of a covenant, representation or warranty or other obligation of Chesapeake in the merger agreement or stockholders agreement;

    o Vote against any change in the capitalization or organization of Chesapeake other than those described in the merger agreement;

    o Grant an irrevocable proxy to Cangene, effective on the date all necessary governmental approvals or waiting periods have been obtained or terminated or expired, as applicable, to vote the shareholders' shares on the matters described above;

    o Sell all of their shares to Cangene at a purchase price of $4.60 per share if an offer is made that causes Chesapeake's board of directors to withdraw its recommendation of this offer and recommend another offer;

    o Refrain from encouraging, soliciting, participating in or initiating discussions or negotiations with or providing non-public information to any party concerning any proposed merger, acquisition, share disposition or liquidation other than as described in the merger agreement and the offer; and

    o Refrain from disposing of their shares in any manner other than by tender in the offer or sale to Cangene in accordance with the stockholders agreement.


ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     Arnold and S. Bleichroeder, Inc. In a letter agreement dated March 22, 2000, Chesapeake engaged Arnold and S. Bleichroeder, Inc. to act as financial advisor to assist Chesapeake in connection with a possible combination of Chesapeake with a strategic investor, or other disposition of Chesapeake's securities or assets. Arnold and S. Bleichroeder will be paid a fee based on the transaction value of any sale, merger or other acquisition of Chesapeake. The engagement letter provides for a fee of three percent of the first $10,000,000 in proceeds derived from a change in control of Chesapeake and two percent of the proceeds above $10,000,000. Based on the purchase price and an additional fee for the fairness opinion, Bleichroeder's fee is currently estimated at $1,015,237.

     In addition, Chesapeake will reimburse Arnold and S. Bleichroeder for its reasonable out-of-pocket expenses, including fees and disbursements of counsel, as well as any other consultants and advisors retained with Chesapeake's consent.


ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Neither Chesapeake nor any of its subsidiaries has made any transaction in Chesapeake common stock within the past sixty days. To the knowledge of Chesapeake, no executive officer, director or affiliate has bought or sold any shares of Chesapeake common stock within the past 60 days. However, on September 22, 2000 Mr. John T. Janssen exercised incentive stock options to purchase 10,000 shares of class A common stock at an exercise price of $1.50 per share. The options were granted to Mr. Janssen on 11/30/95. Mr. Janssen has not sold the shares, and pursuant to the stockholders agreement described in this Recommendation Statement, has agreed not to transfer the shares other than by tendering the shares in the tender offer or by selling the shares to Cangene in accordance with the option granted in the stockholders agreement.


ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as discussed in this Recommendation Statement, Chesapeake is not currently undertaking or engaged in any negotiations in response to the offer that relate to:


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     o    a tender offer for or other acquisition of Chesapeake's securities by
          Chesapeake, any subsidiary of Chesapeake or any other person;

     o an extraordinary transaction, such as a merger, reorganization or liquidation, involving Chesapeake or any subsidiary of Chesapeake;

     o a purchase, sale or t.ransfer of a material amount of assets of Chesapeake or any subsidiary of Chesapeake; or

     o any material change in the present dividend rate or policy, indebtedness or capitalization of Chesapeake.


Except as set forth in this Recommendation Statement, there are no transactions, resolutions of the board of directors, agreements in principle, or signed contracts in response to the offer that relate to one or more of the events referred to in the preceding paragraph.


ITEM 8. ADDITIONAL INFORMATION.


     Regulatory Approval--United States Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules that have been promulgated thereunder by the Federal Trade Commission, the types of acquisition transactions identified in the act and the rules may not be consummated unless information about the transaction and the parties has been provided to the Antitrust Division of the Department of Justice and the FTC, and the waiting period requirements have been satisfied. The proposed purchase of the Chesapeake shares in the tender offer is subject to these requirements.


     AC Acquisition indicated to Chesapeake that it intends to file, and Chesapeake also intends to file, a Notification and Report Form under the HSR Act with respect to purchase of the Chesapeake shares in the tender offer and the merger with the Antitrust Division and the FTC on or about November 20, 2000, or as soon as possible. The waiting period applicable to the transaction would expire at 11:59 p.m., New York City time, on or about December 8, 2000, unless the initial waiting period expires or early termination of the waiting period is granted or AC Acquisition receives a request for additional information prior to that date. AC Acquisition and Chesapeake have indicated that each company may request early termination of the waiting period. We cannot assure you, however, that the waiting period will be terminated early.


     Short Form Merger. Section 3-106 of the Maryland General Corporation Law provides that, if a parent corporation owns at least 90% of a subsidiary corporation, the merger of the subsidiary corporation into the parent corporation may be effected by a plan of merger adopted by the board of directors of the parent corporation and completion of the appropriate filings with the Maryland State Department of Assessments and Taxation. Under the Maryland law, if AC Acquisition acquires shares of stock of Chesapeake entitled to cast at least 90% of the votes cast on a merger, AC Acquisition will be able to effect the merger without a vote of the other stockholders of Chesapeake. If AC Acquisition receives a majority of the outstanding shares of Chesapeake (treating the series A-1 convertible preferred stock as converted) in the tender offer, AC Acquisition will be entitled to exercise the option granted to it on October 30, 2000 to purchase up to 50,000 shares of series B preferred stock. Each share of series B preferred stock will be able to cast a number of votes equivalent to 1,000 shares of common stock. The option agreement is filed as Exhibit C to AC Acquisition's Schedule 13D filed on November 9, 2000 and is incorporated herein by reference. In the merger agreement, Chesapeake agreed to take, at the request of AC Acquisition, all necessary and appropriate action to cause the merger to become effective, as soon as practicable after such acquisition, without a meeting of the Chesapeake stockholders.


     Dissenters' Rights Of Appraisal. Under Maryland law, stockholders do not have dissenter's rights of appraisal as a result of a merger if their shares are publicly traded on either the record date for the stockholders' meeting on the merger or, if a corporation is at least 90% owned by another corporation, on the date notice of the merger is given to the stockholders. We expect to satisfy at least one of these two requirements, which means that no stockholders of Chesapeake will have appraisal rights in connection with the merger.


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ITEM 9. EXHIBITS.




EXHIBIT NO.                                      DESCRIPTION
------------- --------------------------------------------------------------------------------
  (a)(1)      Letter to Chesapeake shareholders dated November 17, 2000 (included with this
              Recommendation Statement).
  (a)(2)      Opinion of Arnhold and S. Bleichroeder, Inc., dated October 22, 2000 (included as Annex A hereto).
  (a)(3)      Press Release issued by Chesapeake Biological Laboratories, Inc. and Cangene
              Corporation (incorporated by reference to press release under cover of Schedule
              TO filed by AC Acquisition Subsidiary, Inc. on October 31, 2000).
  (e)(1)      Merger Agreement, dated as of October 31, 2000, among Cangene Corporation,
              Chesapeake Biological Laboratories, Inc. and AC Acquisition Subsidiary, Inc.
              (incorporated by reference to Exhibit A to Schedule 13D filed by AC
              Acquisition Subsidiary, Inc. on November 9, 2000).
  (e)(2)      Option Agreement, dated as of October 30, 2000, between Chesapeake
              Biological Laboratories, Inc. and AC Acquisition Subsidiary, Inc. (incorporated by reference to Exhibit C to Schedule 13D filed by AC Acquisition Subsidiary, Inc. on
              November 9, 2000)
  (e)(3)      Stockholders Agreement, dated as of October 30, 2000, among Chesapeake
              Biological Laboratories, Inc. AC Acquisition Subsidiary, Inc. and the Stockholders named therein (incorporated by reference to Exhibit B to Schedule 13D filed by AC
              Acquisition Subsidiary, Inc. on November 9, 2000).
  (e)(6)      Employment Agreement, dated as of October 30, 2000, between Chesapeake
              Biological Laboratories, Inc. and Thomas Rice (incorporated by reference to Exhibit
              (d)(5) of the Schedule TO of AC Acquisition Subsidiary, Inc. filed on November 17,
              2000).
  (e)(9)      Employment Agreement, dated as of October 30, 2000, between Chesapeake
              Biological Laboratories, Inc. and John Botek (incorporated by reference to Exhibit
              (d)(6) of the Schedule TO of AC Acquisition Subsidiary, Inc. filed on November 17,
              2000).


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                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               CHESAPEAKE BIOLOGICAL LABORATORIES, INC.




                               By:   /s/ Thomas P. Rice
                                   --------------------------------------------
                                   Name:  Thomas P. Rice
                                   Title: President and Chief Executive
                                          Officer


Date: November 17, 2000

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